RECEIVED

2008 OCT -9 P 1:58

FFICE OF INTERNATIO
CORPORATE FIN

Cobham plc
Brook Road, Wimborne,
Dorset, BH21 2BJ, England
T: +44 (0)1202 882020
F: +44 (0)1202 840523

Our ref: L/COB/88.2/8046

6 October 2008

[redacted]

08005301

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 29 September 2008 relating to completion of an acquisition.
2. Stock Exchange announcement dated 1 October 2008 relating to total voting rights.
3. Stock Exchange announcement dated 2 October 2008 relating to completion of an acquisition.
4. Stock Exchange Form 1 relating to application for admission of securities to trading dated 2 October 2008.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

E Evans
Chief Legal Officer & Company Secretary

PROCESSED
OCT 15 2008
THOMSON REUTERS

10/9

RECEIVED

2008 OCT -9 P 1:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Acquisition - Completion
Released	07:00 29-Sep-08
Number	5018E07

RNS Number : 5018E
Cobham PLC
29 September 2008

29 September 2008

Ref: 0262

COBHAM COMPLETES PURCHASE OF M/A-COM, A GLOBAL LEADER IN MICROWAVE SYSTEMS FOR US$425 MILLION

Further to the announcement of 13 May 2008, Cobham plc ('Cobham') has completed the purchase of the M/A-COM RF components and microwave subsystems business for US$425 million in cash, with an effective price of US$380 million after an allowable tax expense relating to goodwill amortisation. M/A-COM, one of the largest Original Equipment Manufacturers ('OEMs') of microwave subsystems in the world, will be integrated into the Cobham Defence Systems ('CDS') Division and will operate under Cobham's existing US Special Security Agreements.

In the year ended 30 September 2007, M/A-COM's aerospace & defence

business comprised around 40% of its total revenue of US$477.7 million and, due to its higher margins, more than 70% of its total operating profit of US$37.9 million. The aerospace and defence business is highly complementary to the CDS Division and will bring accelerated development of advanced products with additional microwave technical expertise, enhanced subsystem capability and strong customer relationships. Cobham's active microwave capabilities and operations will be enhanced significantly by combining M/A-COM's technology with Cobham's REMEC business, offering customers high performing RF and microwave front ends for missiles, electronic warfare and space systems. M/A-COM's signals intelligence and antenna capabilities will be run with Cobham's existing Sensor and Antenna Systems business as they bring complementary radar and communications technology plus additional electronic intelligence expertise.

The acquisition is consistent with Cobham's stated strategy of increasing shareholder value through organic growth and selective, value enhancing acquisitions which build on existing strengths, key technologies and selected positions in aerospace and defence markets. The acquisition will be earnings enhancing in 2008.

The more commercial part of the business, M/A-COM Technology Solutions, is non-core to Cobham. It will be run outside of Cobham's operating divisions and will be held as an asset for resale. Work has progressed well to ensure that the acquired business can operate on a standalone basis with shared facilities and functions separated to allow for the divestment of M/A-COM Technology Solutions. As the acquisition has now been completed, an information memorandum will be sent to potential acquirers today.

Allan Cook, Cobham Chief Executive, said:

"With the acquisition of Sensor and Antenna Systems, Lansdale and SPARTA already completed this year and now M/A-COM, our Defence

Systems Division has proforma revenue of US$1.2 billion. This Division is well-positioned in a growing market and is at the heart of our strategy, providing its customers with very high end and much sought after active microwave and antenna subsystems technology."

- ends -

ENQUIRIES

Allan Cook, Chief Executive +44
(0)1202 882020
Warren Tucker, Chief Financial Officer +44
(0)1202 882020
Julian Wais, Director of Investor Relations +44
(0)1202 857998
Julian Hellebrand, Group Director of Communications +44
(0) 1202 857651

Weber Shandwick Financial

Susan Ellis/James White +44
(0)20 7067 0700

Notes

1. **Cobham plc**is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The Company specialises in the provision of components, sub-systems and services that keep people safe, improve communications and enhance the capability of aerospace and defence platforms.

2. **Cobham Defence Systems Division**designs and manufactures critical technology for network centric and intelligence operations, enabling information to be moved around and managed on the digital battlefield.

The Division specialises in RF and microwave front ends for radar, communication and electronic warfare systems, providing components, integrated assemblies and subsystems for military aircraft, ground vehicles, missiles, naval vessels, space launch vehicles and satellites.

A comprehensive range of scientific, systems engineering and technical

assistance services are provided to the intelligence and missile defence market, including training, testing and evaluation services for US tactical systems, including supportability analysis and training for Unmanned Aircraft Systems programmes.

The Division is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products and supplies niche, high technology products for the commercial aerospace and civilian markets, including air traffic control and weather radars.

3. **M/A-COM Technology Solutions**comprises a number of products including integrated circuit, power transistors and diode segments within the semiconductor market for use in wireless communications and industrial/medical, military and consumer applications, infrastructure/components for wireless applications such as cellular base stations and WiMAX infrastructure using RF, microwave and semiconductor based components and RF identification components for use in inventory management and asset tracking applications.

Nothing in this press release should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Cobham will necessarily be the same as, or greater than, the earnings per share for completed financial periods.

This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives: changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other

proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved; the completion of acquisitions and divestitures and changes in exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED

2008 OCT -9 P 1:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	16:01 01-Oct-08
Number	8629E16

RNS Number : 8629E
Cobham PLC
01 October 2008

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,139,577,796 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,139,577,796.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED
2008 OCT -9 P 1:57
FICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Acquisition - Completion
Released	07:00 02-Oct-08
Number	8873E07

RNS Number : 8873E
Cobham PLC
02 October 2008

02 October 2008

Ref: 0263

COBHAM COMPLETES PURCHASE OF GMS IN THE USA FOR US$26 MILLION

Further to the announcement of 20 August 2008, Cobham plc ('Cobham') has completed the purchase of the trade and net assets of GMS Inc. ('GMS') for US$26 million in cash on a debt and cash free basis. GMS, which employs 50 people and is based in Carlsbad, California, will become part of the Cobham Avionics and Surveillance ('CAS') Division and will operate under Cobham's existing US Special Security Agreements.

GMS designs and manufactures digital equipment, including video surveillance and high definition and wireless video technologies, which is used in a variety of applications and is sold primarily into US law enforcement and national security and defence markets, together with the

broadcast market. It is an excellent technological fit with Cobham's existing business, offering complementary products and capabilities which present opportunities for synergistic growth. It provides Cobham with access to a wider customer base and creates a physical presence on the west coast of the USA for its intelligence and surveillance business.

- ends -

ENQUIRIES

Allan Cook, Chief Executive +44 (0)1202 882020
Warren Tucker, Chief Financial Officer +44 (0)1202 882020
Julian Wais, Director of Investor Relations +44 (0)1202 857998
Julian Hellebrand, Group Director of Communications +44 (0)1202 857651

Weber Shandwick Financial

Susan Ellis/James White +44 (0)20 7067 0700

Notes

1. Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The Company specialises in the provision of components, sub-systems and services that keep people safe, improve communications and enhance the capability of aerospace and defence platforms.

2. Cobham Avionics and Surveillance Division designs, qualifies, manufactures, certifies and supports a complete range of electronic products for airborne, marine, land and special purpose applications. The division serves four principal markets: Avionics, Law Enforcement & National Security, SATCOM and France. Included in the product base are fully certified Electronic Flight Instrument Systems with complete cockpit communication/navigation and sensor capability, COSPAS/SARSAT certified marine, air and land Search and Rescue

devices and state-of-the-art law enforcement tracking, monitoring and surveillance equipment.

Nothing in this press release should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Cobham will necessarily be the same as, or greater than, the earnings per share for completed financial periods.

This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives: changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved; the completion of acquisitions and divestitures and changes in exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this

Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

London **STOCK EXCHANGE**

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

The submission of Form 1 shall be provisional. Formal application will only be deemed to be made when a Prospectus relating to the securities to be admitted to trading has been approved and published. All applications are subject to the Admission and Disclosure Standards ("the Standards").

For new issues this form must arrive no later than **10 business days prior** to the consideration of the application for admission to trading and for further issues no later than **2 business days prior** to the consideration of the application for admission to trading.

The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on +44 (0)20 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310**.

RECEIVED
2008 OCT -9 P 1:5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Application to be considered on (date):

Dealings expected to commence on (date):

1. Full legal name of issuer: **Cobham plc**

hereby applies for the following securities to be admitted to trading on the London Stock Exchange or for the purposes of MTN Programmes only:
hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme.

2. Amount and full description of each class of security for which application is now being made:
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

800,000 shares of 2.5p each fully paid to be used in connection with the Cobham Executive Share Option Schemes (1994) and (2004)

3. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block Listing

4. Market to which admission is sought.
By ticking this box you are confirming that you meet the criteria and requirements of the market to which you are applying.

Main Market	✓	Professional Securities Market		Specialist Fund Market		Other	

5. Are the securities for which application is now made identical in all respects**

		YES:		NO:	
a.	with each other?	YES:	✓	NO:	
b.	with an existing class of security?	YES:	✓	NO:	

**** If you answered *NO* to either question how do the securities differ and when will they become identical?**

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission and annual fees, as they fall due.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed:	[signature]	**Print Name:**	Eleanor Evans
Job Title:	**Company Secretary**	**Date:**	2nd October 2008

Signed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of Issuer: Cobham plc

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

END

London Stock Exchange - Registered in England & Wales No 2075721. Registered office - 10 Paternoster Square, London EC4M 7LS